UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT NO. 3)*

Under the Securities Exchange Act of 1934

Phototron Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

71943D 102
(CUSIP Number)

David Weiner
12400 Ventura Blvd., Suite 327
Studio City, California 91604
(818) 385-0405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 71943D 102		Page 2 of 5 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,891,038
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,891,038
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,891,038
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒ (1)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.11% (2)
14		TYPE OF REPORTING PERSON (see Instructions) IN

(1) Excludes the right to purchase 1,748,954 shares of the Company’s common stock which are subject to the beneficial ownership limitation set forth in Section 1(f) of that certain Common Stock Purchase Warrant, dated October 12, 2011, issued by the Company to W-Net Fund I, L.P ("Fund").
(2) Based on a total of 147,238,479 shares of the Company’s common stock outstanding as of December 22, 2011

CUSIP No. 71943D 102		Page 3 of 5 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W-Net Fund I, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,006,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,006,242
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,006,242
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒ (1)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.83% (2)
14		TYPE OF REPORTING PERSON (see Instructions) PN

(1) Excludes the right to purchase 1,748,954 shares of the Company’s common stock which are subject to the beneficial ownership limitation set forth in Section 1(f) of that certain Common Stock Purchase Warrant, dated October 12, 2011, issued by the Company to Fund.
(2) Based on a total of 147,238,479 shares of the Company’s common stock outstanding as of December 22, 2011

This Schedule 13D/A (this “Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on February 16, 2010, as amended on April 14, 2010, as further amended on March 21, 2011 (collectively, “Schedule 13D”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

From July 11, 2011 to October 6, 2011, Fund sold an aggregate of 304,500 shares of the Company’s common stock on the open market to certain purchases in exchange for an aggregate consideration of $53,997.46.

On August 10, 2011, Fund sold 500,000 shares of the Company’s common stock to an individual investor, pursuant to the prospectus for the Registration Statement on Form S-1 (File No. 333-174798) filed with the Securities and Exchange Commission and declared effective on June 22, 2011, in exchange for an aggregate consideration of $50,000.

On December 22, 2011, in accordance with that certain Settlement Agreement, effective as of December 22, 2011, by and between the Company and 20259 Ventura Blvd., a California Limited Partnership (the “Landlord”), the Company issued 1,884,796 shares of the Company’s common stock to the Landlord in full satisfaction of the $65,967.87 owed by the Company to the Landlord in connection with the Company’s lease of its corporate offices.  David Weiner is the manager of 20259 Ventura Affiliates, LLC, the general partner of the Landlord.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of December 22, 2011, David Weiner, as the manager of W-Net Fund GPI, LLC, the general partner of Fund, and as the manager of 20259 Ventura Affiliates, LLC, the general partner of the Landlord, may be deemed to beneficially own 14,891,038 shares of the Company’s common stock.  Since 147,238,479 shares of the Company’s common stock were outstanding as of December 22, 2011, Mr. Weiner’s beneficial ownership constitutes approximately 10.11% of the issued and outstanding shares of the Company’s common stock.  Mr. Weiner shares the power to vote and direct the disposition of 13,006,242 of such securities with Fund.  Mr. Weiner shares the power to vote and direct the disposition of 1,884,796 of such securities with the Landlord.

As of December 22, 2011, Fund beneficially owned 13,006,242 shares of the Company’s common stock.  Since 147,238,479 shares of the Company’s common stock were outstanding as of December 22, 2011, Fund’s ownership constitutes approximately 8.83% of the issued and outstanding shares of the Company’s common stock.  Fund shares the power to vote and direct the disposition of such securities with David Weiner.  The shares of the Company’s common stock beneficially owned by Fund excludes the right to purchase 1,748,954 shares of the Company’s common stock which are subject to the beneficial ownership limitation set forth in Section 1(f) of that certain Common Stock Purchase Warrant, dated October 12, 2011, issued by the Company to Fund.

Transactions by the Reporting Persons in the Company’s common stock effected in the past 60 days are described in Item 3 of this Schedule 13D/A.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 29, 2011	/s/ David Weiner
David Weiner

W-Net Fund I, L.P.,
a Delaware limited partnership

By: W-Net Fund GPI, LLC, its general partner

Dated: December 29, 2011	By: /s/ David Weiner
Name: David Weiner
Its: Manager

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